Exhibit 4.13

Addendum No. 3 to an Unprotected Lease Dated February 2018
Made and entered into in Yokneam on ______, 2021

By:	Yokneam Gate, Limited Registered Partnership
Partnership No. 550014666
Whose address for the purposes of this addendum is
in the "Yokneam Gate" complex,
28 HaKidma St. Yokneam - Illit
And which will be referred to below, for brevity, as the "Landlord"

Of the first part;

And between:	Inmode Ltd., Co. Reg. No. 51-407361-8
Through its authorized signatories
Moshe Mizrahi, ID No. 051825396
Who are authorized to sign for the company and bind it
Whose address for the purposes of this addendum is
Tavor Building, Yokneam Gate, PO Box 533, Yokneam
And which will be referred to below, for brevity, as the "Tenant"

Of the second part;

Whereas
in February 2018, the Landlord and the Tenant entered into a lease agreement, including the appendices and attachments thereto (hereinafter: the "Original Lease Agreement") for renting space as well as parking spaces, in a complex known as “Yokneam Gate" (hereinafter: the "Existing Premises" and the "Complex", respectively); and in January 2019 and in January 2020 the Landlord and the Tenant entered into addenda to the lease agreement to increase the area of the premises and to lease additional parking spaces, so that the Tenant leases from the Landlord a total of 1,672 sq.m. in the “Tavor Building” of the Complex, as well as 37 parking spaces (hereinafter, as applicable: "Addenda to the Lease Agreement", "Existing Premises", "Area of the Existing Premises” and "Parking Spaces");

(The Original Lease Agreement together with the addendum to the lease agreement as well as all other addenda, insofar as they exist, including this addendum, with all appendices and attachments thereto, shall be referred to collectively hereinafter as: the "Lease Agreement"); and

Whereas
the Tenant asked the Landlord to lease the additional space, as defined below, in its current condition ("AS IS") and thereby to increase the area of the Existing Premises, in addition to the Existing Premises as defined above, and the Landlord acquiesced to the Tenant's request subject to the satisfaction of the condition precedent, as defined below, and all under such terms and in such a manner as provided in this addendum below; and

Whereas	the term of the Tenant’s lease period under the Lease Agreement is to end on 12.31.2021 (hereinafter: "Current Lease Period"); and

Whereas
the Tenant asked the Landlord to extend the term of the Current Lease Period (i.e., for the Existing Premises and the additional space) for an additional lease period, and the Landlord acquiesced to the Tenant's request as aforesaid, all subject to the terms of the Lease Agreement and the terms of this addendum;

Therefore, the parties warrant, stipulate and agree as follows:

1.	Preamble and appendices

1.1.	The preamble to this addendum and the appendices hereto form an integral part hereof and have the same binding force as the rest of its terms.

1.2.	The section headings are for ease of reference and convenience only and will not be used to construe this addendum.

1.3.	All terms and expressions appearing in this addendum shall have the meaning given to them in the Lease Agreement, unless expressly stated otherwise.

1.4.	This addendum is an integral part of the Lease Agreement.

1.5.
Previous drafts of this addendum will have no weight in connection with the construction of the Lease Agreement and/or this addendum or any of their terms. Such drafts will not be admissible in any judicial or quasi-judicial proceeding.

2.	Condition precedent

2.1.
The Tenant warrants that it is aware that the Additional Space is not available and that it is occupied by a current tenant whose lease period has not yet ended (hereinafter: the "Current Tenant"). It is agreed that the actual eviction of the Current Tenant from the additional space by 3.14.2021 (hereinafter: the "Determining Date for the Conditions Precedent”) is a condition precedent to the entry into force of this addendum.

2.2.
Notwithstanding the foregoing, it is agreed that as long as the Current Tenant does not vacate the additional space of all persons and objects by the Determining Date for the Condition Precedent, as defined above, for any reason, the Determining Date for the Condition Precedent will be postponed until the additional space is vacated by the Current Tenant and all other dates stipulated in this addendum will be postponed accordingly. To the extent that the postponement exceeds 14 (fourteen) days, the Landlord will be entitled (but not obligated) to terminate this addendum by written, unreserved, unconditional and irrevocable notice, which will be delivered to the Tenant (hereinafter: "Termination Notice"). If Termination Notice is given, this addendum will terminate (hereinafter: "Termination of this Addendum"). The Tenant hereby undertakes that it will have no claim and/or demand and/or complaint in connection with the postponement of the Determining Date for the Condition Precedent and/or in connection with the Termination of this Addendum by the landlord, all as specified in this section above, as applicable. In addition, the Tenant undertakes that it will continue to comply with its full obligations under the Lease Agreement, without any change.

3.	Increasing the area of the premises

3.1.
Subject to the fulfillment of the conditions set out in this addendum below, and to the fulfillment of the condition precedent as specified in Section 2 above, as of 3.15.2021 or at a later date under such circumstances as stated in Section 2.2 above (hereinafter: the "Determining Date"), an additional area of approximately 600 sq.m. (gross) will be added to the area of the Existing Premises , on the third floor of "Beit Tavor" which is located in the Complex, all as demarcated and marked in the plan attached as Appendix A to this addendum (hereinafter respectively: the "Additional Space").

It is agreed that after delivery of the Additional Space and in accordance with the provisions of Section 5 of the Lease Agreement, the Additional Space will be measured on a net "outline" basis, plus 16% for public areas, and the results of the measurement will obligate the parties with respect to all payments Tenant owes the Landlord and/or management company under the Lease Agreement and which are derived from the area of the Additional Space.

The area of the Current Premises together with the Additional Space will be referred to below as: the "Premises".

The area of the Premises (i.e., the area of the Current Premises together with the Additional Space) is approximately 2,272 sq.m. (gross).

3.2.
From the Determining Date, the Additional Space will be added to the area of the Premises, and will be considered part of the Premises and will be subject to all provisions of the Lease Agreement, for all intents and purposes, so that wherever the Lease Agreement makes reference to the "area of the Premises" and/or the "Premises", it shall mean the area of the Existing Premises together with the Additional Space, except in relation to matters subject to another express arrangement that is included in this appendix.

3.3.
It is clarified, for the avoidance of doubt, that the Tenant is leasing the Additional Space solely for the in order to expand the Premises and for the purpose of the lease, as defined in the Lease Agreement.

3.4.
The Additional Space will delivered to the Tenant AS IS, and the said delivery will constitute confirmation by the Tenant that the Additional Space has been delivered to it in accordance with the provisions of the Lease Agreement and to its complete satisfaction, and that the Tenant has no claims and/or demands and/or complaints in this matter against the Landlord and/or anyone on its behalf.

3.5.
It is clarified that the Tenant is solely responsible and undertakes to update all concerned, including any local authority and/or other authority or entity, regarding the lease of the Additional Space, including (but not only) updating the name of the Tenant as the holder of the Additional Space, and that the Landlord does not and will not bear any responsibility in this matter.

4.	Works conducted by the Tenant to increase the area of the Premises

4.1.
The Tenant hereby undertakes a material obligation, that from the Determining Date, it will perform, together with the Current Tenant, at their sole responsibility and expense, all the work necessary to separate the Additional Space from the rest of the area remaining under the Current Tenant’s lease in “Beit Tavor”, including all work necessary to separate the infrastructure between the areas, which include the separation of electrical systems, water systems, etc., and after such separation, it undertakes to adjust the Additional Space, at its sole responsibility and expense to its purposes and needs, and subject to the Landlord's prior written approval of the plans and of the approvals necessary for carrying out the works prior to their execution and according to the provisions of the Lease Agreement and without the Landlord bearing any responsibility and/or liability of any kind with respect to the aforesaid and/or the execution of the works.

The Tenant waives any claim and/or demand and/or complaint against the Landlord in relation to the execution of the works referred to in this section and it is agreed and clarified that any disagreement and/or lack of cooperation on the part of the Current Tenant and/or Tenant in the performance of the separation works described in this section above shall not derogate from any of the Tenant's obligations under the Lease Agreement including under this addendum, and it shall be bound to perform them in full and on time.

4.2.
The Tenant undertakes that the Tenant's works mentioned in this section above will be carried out and completed in accordance with the provisions of the Lease Agreement and in accordance with the instructions regarding the execution of the Tenant's works, which will be given to the Tenant by the Landlord and/or its representatives.

5.	Extension of lease periods in the Premises

5.1.
It is agreed that subject to the fulfillment of the condition precedent as specified in Section 2 above, the lease period in respect of the Additional Space will commence on the Determining Date and from that date onwards will be in accordance with the lease periods of the Existing Premises (12.31.2021), in accordance with the provisions of the Lease Agreement.

5.2.
Subject to the Tenant's statements and full compliance with its obligations under the Lease Agreement and this addendum, including subject to the full and timely compliance with all the conditions specified in this addendum, the Tenant's lease period in the Premises (i.e., the area of the Existing Premises together with the Additional Space) will be extended by an additional lease period, which will begin on 1.1.2022 and will end on 12.31.2024 (hereinafter: the "Additional Lease Period").

5.3.
The parties agree that the Tenant will have the right to notify the Landlord of the Tenant's early eviction of Premises, which will take place on 12.31.2023, subject to prior written notice sent 6 (six) months in advance.

5.4.
Subject to the provisions of the Lease Agreement and this addendum, on 12.31.2024 or 12.31.2023 (insofar as the said notice of early eviction was sent), as applicable, the Additional Lease Period in the Premises will come to an end, and the provisions of the Lease Agreement regarding the termination of the lease and vacating the Premises will apply.

6.	Rent, management fees and additional payments in respect of the Existing Premises and the Additional Space

6.1.	Rent:

6.1.1.
In respect of the area of the Existing Premises, as of 1.1.2022 until 12.31.2022, the Tenant undertakes to pay rent in the amount of ILS 51 per gross sq.m. of the area of the Existing Premises, i.e., monthly rent of ILS 85,272 (eighty-five thousand two hundred and seventy-two shekels) (1,672 sq.m. X ILS 51), together with the index differences to the consumer price index (as defined in the Lease Agreement) which was published on 12.15.2020, or on a date close to it, for November 2020 (hereinafter: the "Basic Index"), and with the addition of VAT, as required by law.

6.1.2.
In respect of the Additional Space, from the Determining Date until 12.31.2022, the Tenant undertakes to pay rent in the amount of ILS 51 per sq.m. of the Additional Space, i.e., monthly rent of ILS 30,600 (thirty thousand and six hundred shekels) (600 sq.m.x 51 shekels), together with the index differences to the Basic Index and with the addition of VAT, as required by law.

6.1.3.
In respect of the area of the Premises (the area of the Existing Premises as well as the Additional Space), from 1.1.2023 until 12.31.2024, the Tenant undertakes to pay rent of ILS 52.5 per sq.m. of the Premises, i.e., monthly rent of ILS 119,280 (one hundred and nineteen thousand, two hundred and eighty shekels) (2,272 sq.m. X ILS 52.5), together with the index differences to the Basic Index and with the addition of VAT, as required by law.

6.2.	Management fees:

6.2.1.
In respect of the area of the Premises (the area of the Existing Premises as well as the Additional Space), from the Determining Date until 12.31.2022, the Tenant undertakes to pay a total of ILS 11 per sq.m. of the Premises, i.e., a monthly management fee of ILS 24,992 (twenty-four thousand nine hundred and ninety-two shekels) (2,272 sq.m. X ILS 11), with this amount linked to the Basic Index and with the addition of VAT, as required by law.

6.2.2.
In respect of the area of the Premises (the area of the Existing Premises as well as the Additional Space), from 1.1.2023 until 12.31.2024, the Tenant undertakes to pay a total of ILS 12 per sq.m. of the Premises, i.e., a monthly management fee of ILS 27,264 (twenty-seven thousand two hundred and sixty-four shekels) (2,272 sq.m. X ILS 12), with this amount linked to the Basic Index and with the addition of VAT, as required by law.

6.2.3.
Notwithstanding Section 6.2 above, it is clarified that the Landlord may at any time, in its sole discretion and for any reason, charge the Tenant monthly management fees (whether for the Additional Space or for the area of the Existing Premises) in accordance with the management agreement (i.e., based on cost + 15%, with this amount linked to the Basic Index and with the addition of VAT, as required by law), all as specified in the management agreement. The Tenant undertakes that it will have no claim and/or demand and/or complaint against the Landlord and/or the management company and/or anyone on their behalf in connection with the management fee as specified above (including whether the amount is fixed or calculated according to the mechanism set forth in the management agreement) (hereinafter: the "Management Fee for the Lease Period of the Additional Space").

6.3.
Insurance premiums: The Tenant's pro rata share of the cost of paying the insurance premium for the commercial areas, as specified in the management agreement, will be charged separately and not as part of the management fees and expenses, as defined in the management agreement; this will be done by calculating the total premium paid to the insurance company by the Landlord, divided by the built-up area in the Complex and multiplied by the area of the Existing Premises (1,672 sq.m.) up to the Determining Date and/or by the area of the Premises (2,272 sq.m., i.e, including the Additional Space, after the Determining Date), as applicable, at a rate of ILS 0.5 per sq.m. of the Existing Premises (1,672 sq.m.) and/or of the Premises (2,272 sq.m., i.e., including the Additional Space, after the Determining Date), with the addition of index differences and VAT as required by law (hereinafter: "Insurance Premiums").

The Tenant undertakes that it will have no claim and/or demand and/or complaint against the Landlord and/or the management company and/or anyone on their behalf in connection with the Insurance Premiums as specified above (including whether the amount is fixed or calculated according to the mechanism set forth in this appendix, and/or according to another mechanism determined by the management agreement and/or the Lease Agreement).

6.4.
Depreciation fund fees: Without derogating from the provisions of the management agreement, in respect of the area of the Premises (the area of the Existing Premises as well as the Additional Space), from 1.1.2023 to 12.31.2024, the Tenant will pay the Landlord (in addition to the management fee), monthly depreciation fund fees of ILS 1.2 sq.m. of the area of the Premises, and in total ILS 2,726.4 per month (2,272 sq.m. X ILS 1.2), with this amount linked to the Basic Index and with the addition of VAT as required by law (hereinafter: “Depreciation Fund Fees"). It is agreed that until 12.31.2022 the Tenant will be exempt from paying Depreciation Fund Fees in respect of the Premises.

6.5.
Parking: It is agreed that the Tenant will continue to lease the existing parking spaces for the entire lease period until the end of the Additional Lease Period, and will bear all the payments made in respect of them as specified in the Lease Agreement, without any change.

6.6.
The rent, management fee, parking fee, Depreciation Fund Fee and Insurance Premiums as specified in this section above shall be paid in the manner and on the dates stipulated for the payments in respect of the Premises, as specified in the Lease Agreement.

6.7.
For the avoidance of doubt, it is clarified that all other obligations and payments imposed on the Tenant under the Lease Agreement, including (but not limited to) payment of property taxes, electricity consumption, water and any payment to any third party, will also apply to the Additional Space, so that as of the Determining Date the Tenant undertakes to make the above payments in relation to the Premises (i.e., both in relation to the area of the Existing Premises and in relation to the Additional Space) until the end of the Additional Lease Period.

7.	Insurance and collateral

The parties agree that the satisfaction of the following material obligations of the Tenant are additional conditions to the entry into force of this addendum:

Insurance

7.1.
The Tenant undertakes to extend the insurances it undertook to take out under the Lease Agreement, so that they will be valid throughout all lease periods of the Premises (including the Additional Space) as well as in respect of the Additional Lease Period.

7.2.
It is clarified and agreed that the form of the insurance clauses and the form of the attached insurance certificates attached as Appendices B, B1-B4 to this appendix will replace Section 19 of the Lease Agreement, with the appendices thereto.

7.3.
The Tenant shall present to the Landlord the insurance certificates as required by the Lease Agreement (including this addendum) no later than the date of signing this addendum. It is clarified that the non-issuance of insurance certificates does not exempt the Tenant from its insurance liability, which is specified in the insurance clauses and appendices of the Lease Agreement.

Securities

7.4.
It is clarified and agreed that to ensure the fulfillment of the Tenant's obligations and undertakings under the Lease Agreement and this addendum, the Tenant will provide the Landlord, at the time of signing this addendum, a bank guarantee in an amount equal to the rent and management fees paid due by the tenant for five (5) months of rent and management fees of the Additional Space only, that is, of ILS 226,395 (two hundred and twenty-six thousand and three hundred and ninety-five shekels) with the addition of VAT in respect thereof, with this amount linked to the Basic Index, in the form attached to this addendum as Appendix G, and in addition to the collateral furnished by the Tenant under the Lease Agreement (hereinafter: the "Additional Bank Guarantee").

7.5.
The effective period of the Additional Bank Guarantee will be in accordance with the provisions of the Lease Agreement for the entire Lease Period in the Additional Space, all under the responsibility of the Tenant and at its expense and for the purpose of ensuring all obligations and undertakings of the Tenant, during the lease period of the Premises.

7.6.
Without derogating from the aforesaid, all the securities deposited with the Landlord, in accordance with the provisions of the Lease Agreement, will also be used by the Landlord and/or the management company and/or anyone on their behalf, to ensure full and accurate compliance with all obligations and undertakings of the Tenant under this addendum and also in relation to the Additional Space.

Direct Debit Authorization

The direct debit authorization given by the Tenant to the Landlord under the Lease Agreement will also apply for collecting the payments imposed on the Tenant under this addendum.

8.	General

8.1.
All other provisions of the Lease Agreement, insofar as they have not been expressly amended in this addendum, shall remain in force and shall bind the parties, including but without prejudice, in respect of the Additional Space, as applicable, mutatis mutandis.

8.2.
Nothing in this addendum shall impose on the Landlord and/or the management company any obligation that is not imposed on either of them under the Lease Agreement and/or under any law and the foregoing shall not derogate from any obligation and/or undertaking of the Tenant under the Lease Agreement and/or any law.

8.3.
For the avoidance of doubt, it is clarified that the Tenant will not be allowed to offset any of the Tenant's payments under the Lease Agreement and/or this addendum, including, but not limited to, the rent, any financial charges that the Landlord and/or management company may owe to the Tenant, if at all, under the Lease Agreement and/or this addendum.

8.4.
The parties agree and clarify that nothing in this addendum constitutes a waiver and/or remission by the Landlord and/or the management company of any claim and/or demand and/or complaint by any of the foregoing against the Tenant, including under the Lease Agreement and/or any law.

8.5.	Any term in the Lease Agreement, which has conferred on the Tenant any exclusivity, if and insofar as it exists, is retroactively null and void and will no longer have any force whatsoever.

8.6.
Any breach of any of the provisions of this addendum shall be deemed to be a breach of the Lease Agreement, for all intents and purposes and shall confer on the Landlord all remedies available to it under the Lease Agreement and/or by law, due to such breach.

8.7.	In any case of conflict between the provisions of the Lease Agreement (without this addendum) and the provisions of this addendum, the provisions of this addendum shall prevail.

8.8.	This addendum will take effect only after the parties have signed it and subject to the satisfaction of the condition precedent above.

In witness whereof, the parties affixed their signatures at the place and time specified in the heading to this addendum:

The Landlord	The Tenant

Certification by the Tenant's attorney

I the undersigned, __________, Adv., hereby confirm that the Tenant is an existing and active corporation and that it has adopted all the resolutions necessary for it to enter into this Addendum per its incorporation documents; that the above signatures are the signatures of Messers. _____________ (ID number __________) and ___________ (ID number ___________), who are authorized to bind the Tenant with their signature.

Appendix A - Premises Blueprint

Appendix B - Insurance

1.
Without derogating from the Tenant's liability under this agreement or by law, the Tenant undertakes to take out and maintain insurance as required by this section and by the insurance specifications alluded to herein.

1.1.
With regard to obtaining permission to perform works on the Premises and if any works are performed on the Premises by the Tenant or for it before the Premises is first occupied by the Tenant and/or at any time during the lease period, the Tenant undertakes to, before commencing the works, take out and keep valid contractors’ insurance in the name of the Tenant, any contractors and subcontractors, the Landlord and the management company, under the conditions specified in the insurance specification attached to this agreement and constituting an integral part hereof and marked as Appendix B1 (hereinafter: "Insurance Specification of Tenant's Works"), with an insurance company legally licensed in Israel (hereinafter: "Tenant's Works’ Insurance").

1.2.
Without derogating from the Tenant’s liability under this agreement or by law, for the entire lease period, the Tenant undertakes to make and maintain, through an insurance company legally licensed in Israel, the insurances specified in the insurance specification attached to this agreement and marked as Appendix B2 and which forms an integral part thereof (respectively - hereinafter: "Specification of Tenant’s Permanent Insurance" and "Tenant’s Permanent Insurance"); This applies to the Premises and the Tenant's activity in it.

The Tenant's Works Insurance and the Tenant's Permanent Insurance will be collectively referred to below as the "Tenant's Insurance".

1.3.
Without need for any demand by the Landlord or the management company, the Tenant undertakes to present to the Landlord and the management company, no later than the date of commencement of works on the Premises, a certificate regarding the existence of Tenant’s Works Insurance in the form attached to this agreement and marked as Appendix B3 and which constitutes an integral part hereof (hereinafter: "Insurance Certificate for Tenant's Works"), signed by the insurer. The Tenant warrants that it is aware that the issuance of an Insurance Certificate for Tenant's Works is a condition precedent to the performance of any work on the Premises, and the Landlord or management company will be entitled (but not obligated) to prevent the Tenant from performing work on the Premises, if such a certificate has not been provided prior to commencement of the works.

1.4.
The Tenant undertakes to provide to the Landlord or the management company, at their request, within 5 days from the time such a request is made, a certificate regarding the existence of Tenant's Works Insurance in the form attached to this agreement and marked as Appendix B4 and which constitutes an integral part hereof (hereinafter: "Certificate of Tenant’s Permanent Insurance), signed by the insurer.

The Insurance Certificate for Tenant's Works and the Certificate of Tenant’s Permanent Insurance will be referred to together below as: the "Insurance Certificates".

1.5.
The parties agree that the Tenant may forego taking out consequential loss insurance, in whole or in part, as specified in Section (4) of the Specification of Tenant’s Permanent Insurance and the Tenant may also forego purchasing property insurance covering the risk of glass breakage, as specified in Section (1) of the Specification for Tenant’s Permanent, however, the waiver specified in Section 1.8 below shall apply as if the said insurances had been taken out in full.

1.6.
If, in the opinion of the Tenant, additional or supplementary insurance is needed for the Insurance Certificate for Tenant's Works and/or for the Specification for Tenant’s Permanent, the Tenant undertakes to take out and maintain the additional or supplementary insurance as aforesaid. The Tenant undertakes that any additional or supplementary property insurance as aforesaid shall include a waiver of subrogation against the Landlord, the management company and any person on their behalf, but such waiver shall not apply to the benefit of a person who caused malicious damage. The Tenant also undertakes that any additional or supplementary liability insurance as aforesaid will extend the insured's name to include the Landlord and the management company, subject to a cross liability clause, according to which the insurance is deemed to have been taken out separately for each individual of the insured.

1.7.
The Tenant undertakes to update the insured sums in respect of the insurances taken out under Sections (1) and (4) of the Specification for Tenant’s Permanent, from time to time, so that they always reflect the full value of the object insured under them.

1.8.
The Tenant exempts the Landlord, the management company and anyone on their behalf as well as the other lessees, tenants and right holders in the building (hereinafter, the other lessees, tenants and right holders will be referred to as: "Other Right Holders"), where the lease agreements of the Other Right Holders or any other agreement that confers on said Other Right Holders rights in the building, include a corresponding exemption in favor of the Tenant from liability for damage for which it is entitled to indemnification under the insurances made in accordance with Section (1) of the Tenant’s Works Insurance Specification, Sections (1) and (4) of the Specification of Tenant’s Permanent Insurance or that it would have been entitled to indemnification for had it not been for the deductibles specified in the policies), however the exemption from such liability shall not apply to the benefit of a person who has caused malicious damage.

1.9.
At the request of the Landlord or management company, the Tenant undertakes to present to the Landlord and the management company, within 5 days of their request, the Certificate of Tenant’s Permanent Insurance in respect of its extension for an additional insurance period, for every insurance period and as long as this agreement is valid.

1.10.
Whenever the Tenant’s insurer notifies the Landlord or the management company that any of the Tenant’s insurances is about to be modified or canceled, the Tenant undertakes to take out the same insurance again and re-issue a certificate evidencing the existence of the insurance that has been modified or canceled as said, 30 days before the said modification or cancellation date.

1.11.
For the avoidance of doubt, it is clarified that failure to present the insurance certificates as stated in Sections 1.3, 1.4, 1.9 and 1.10 above, will not derogate from the Tenant's obligations under this agreement, including, and without prejudice to the generality of the foregoing, any payment obligation imposed on the Tenant, and the Tenant undertakes to comply with all its obligations under the agreement. It is expressly agreed that the Landlord or the management company will be entitled (but not obligated) to prevent the Tenant from performing works on the Premises and/or taking possession of the Premises and/or bringing property into the Premises and/or opening its business on the Premises and/or commencing its activity on the Premises for failure to present the said certificates.

1.12.
The Landlord and/or the management company may check the insurance certificates provided by the Tenant as stated in Sections 1.3, 1.4, 1.9 and 1.10 above, and the Tenant undertakes to make any change or amendment required to make them compliant with the Tenant’s obligations as provided in this agreement. The Tenant warrants that the right of the Landlord or the management company to inspect the insurance certificates and their right to order their amendment as specified above, does not impose on the Landlord or the management company or anyone on their behalf any obligation or liability in connection with the insurance certificates, the nature, scope and validity of the insurance taken out under the aforesaid certificates or regarding their absence, and the said rights do not detract from any liability imposed on the Tenant under this agreement or by law.

1.13.
The Tenant undertakes to comply with the terms of the insurance policies taken out by it, to pay the insurance premiums in full and on time, and to ensure that the Tenant's Permanent Insurance is renewed from time to time as necessary and is valid throughout the lease period.

1.14.
For the avoidance of doubt, it is hereby agreed that the scope of the insurance coverage, including the limits of liability mandated by the insurance specifications, are a minimum requirement imposed on the Tenant. The Tenant warrants and confirms that it will be barred from raising any claim and/or demand against the Landlord or against the management company or anyone on their behalf, with regard to the scope of insurance coverage, including the limits of such liability.

1.15.
The Tenant warrants that it is aware that the Landlord or management company do not undertake to provide security services and other security measures to the building or the Premises and if they do, it shall not create any obligation or liability towards the Tenant. In addition, it is expressly agreed that the provisions of the Bailees Law 5737-1967, with the appendices thereto, will not apply to the Landlord and the management company.

1.16.
It is clarified that the insurance certificates attached to this agreement, which the Tenant's is obligated to produce signed by its insurer, are worded concisely, as required of insurance companies according to the directives of the Commissioner of the Capital Market, Insurance and Savings and the delivery of the said certificates does not derogate from the Tenant’s duty to fully comply with the above sections on insurance and to take out such insurance as required per the insurance specifications, as aforesaid, and for this purpose the Tenant must, if necessary with the aid of insurance professionals on it behalf, study and fully apply these requirements which also ought to be brought to the attention of the Tenant's insurer. It is also clarified that in the event of changes in the directives of the Commissioner of the Capital Market, Insurance and Savings as aforesaid, the Landlord will be entitled to replace the insurance certificates attached to this agreement with alternative insurance certificates.

1.17.
The Tenant undertakes to take out and maintain, either on its own or through the management company, for the term of the agreement, the insurances specified pursuant to this section with a legally licensed insurance company in Israel.

1.17.1.
Insurance of those parts of the building which are owned by the Landlord (including the structure of the Premises), covering loss or damage due to the customary risks under extended fire coverage, including fire, smoke, lightning, explosion, earthquake, storm and tempest, flood, damage from fluids and rupture of pipes, damage by vehicles, damage by aircraft, riots, strikes, malicious damage and burglary damage. Such insurance will include a waiver of subrogation against the Tenant, but such waiver shall not apply to the benefit of a person who caused malicious damage. For the avoidance of doubt, it is expressly agreed that such insurance will not include any contents and/or addition, improvement or extension made by and/or on behalf of and/or for the Tenant and/or Other Right Holders nor shall it include glass, windows, glass partitions and glass doors, all of which the Tenant is obligated to insure as stated in Section (1) of the Specification of Tenant’s Permanent Insurance.

1.17.2.
Consequential loss insurance that covering loss of rent and loss of management fees (if any) due to damage caused to parts of the building owned by the Landlord (including the structure of the Premises) due to the risks listed in Section 1.17.1 above (excluding burglary), for an indemnity period of 24 months. Such insurance will include a waiver of subrogation in favor of the Tenant, but such waiver shall not apply to the benefit of a person who caused malicious damage.

It is agreed that the Landlord or the management company may forego taking out consequential loss insurance covering loss of rent and loss of management fees as stated in Section 1.17.2 above, in full or in part, but the provisions of Section 2.19 below will apply as if the said insurance had been taken out in full.

1.18.
It is agreed that the Landlord may in its sole discretion take out insurance in addition to the insurances specified in Section 1.17 above. It is expressly agreed that taking out the insurances specified in Section 1.17 above or the additional insurance as aforesaid, shall not increase the liability of the Landlord or the management company beyond what is stated in this agreement or detract from the Tenant’s liability under the agreement or by law (except as expressly stated at the end of Section 1.19 below).

1.19.
The Landlord exempts the Tenant, in its name and on behalf of the management company, from liability for damages that either of them is entitled to be indemnified for under the insurances made in accordance with Sections 1.17.1 and 1.17.2 above (or for which they would have been entitled to indemnification if not for the deductibles provided in the policies), but such an exemption from liability will not apply to the benefit of a person who has caused malicious damage.

Notwithstanding the foregoing, if an insurance event covered under Sections 1.17.1 and 1.17.2 above occurs, in circumstances for which the Tenant is liable under this agreement and/or by law, the Tenant shall bear the amount of damage and/or loss incurred up to the amount of the deductibles applicable under the said policies.

Appendix B1: Insurance Specification of Tenant's Works

The Tenant will take out and maintain contractors insurance in the name of the Tenant, contractors, subcontractors, the Landlord and the management company, which will include the insurance chapters listed below and all extensions included in the policy and including an extended maintenance period of 24 months (hereinafter: "Maintenance Period"), and the scope of coverage shall not be narrower than that provided under the “BIT” terms in effect at the time the insurance is taken out:

1.
Chapter 1 - Insurance covering the works, to value (including materials provided by the Landlord or by the management company), for loss or damage caused during the insurance period and during the Maintenance Period with respect to fulfilling obligations regarding maintaining the works (hereinafter: "Maintenance Work") or discovery of damage to the works during the Maintenance Period, due to a reason related to the insurance period. For the avoidance of doubt, this chapter includes a waiver of subrogation against the Landlord, the management company and anyone on their behalf, as well as against other lessees, tenants and right holders in the building: “Other Right Holders", where the property insurance of the Other Right Holders includes a corresponding clause regarding the waiver of subrogation against the Tenant or where an agreement conferring on such Other Right Holders rights in the building includes an exemption from liability in favor of the Tenant for loss or damage caused to the property of the Other Right Holders for the customary risks in contractors’ insurance or an extended fire coverage policy; however, the said waiver will not apply to the benefit of a person who caused malicious damage. The chapter also includes an express extension regarding coverage for adjacent property and the property on which works are performed, subject to a limit of liability of ILS 350,000.

2.
Chapter 2 - Third party liability insurance covering legal liability due to personal injury or property damage to a person or entity in connection with the works during the insurance period and damage to such personal injury or property damage during the Maintenance Period, with respect to the Maintenance Work or for a reason related to the insurance period, subject to such a limit of liability as provided below. The said chapter includes a cross-liability clause according to which the insurance is deemed to have been taken out separately for each individual of the insured. The chapter expressly states that the structure of the Premises is deemed a third-party property.
Limit of liability: ILS .................................. per event and in aggregate under the said chapter (*).

The said chapter is extended to include the following matters:
A.  Subrogation claims by the National Insurance Institute.
B.   Personal injuries resulting from the use of heavy equipment that is a motor vehicle and which is not required to be insured under compulsory insurance.
C.   Liability for damage caused due to earthquakes and weakening of a support within a limit of liability of ILS 1,000,000 per event.

(*)
The limit of liability will be an amount equal to ILS 8,000 multiplied by the area of the Premises, in sq.m., but the said amount will not be less than ILS 400,000 and not more than ILS 4,000,000 per event and in aggregate under the chapter.

3.
Chapter 3 - A workers’ compensation insurance policy covering liability for bodily injury or occupational disease that may be caused to employees employed in the performance of the works or the Maintenance Work during and as a result of their work during the insurance period and the Maintenance Period, subject to a limit of liability of ILS 20,000,000 per claimant, per incident, and in aggregate under the chapter. This insurance does not include a limitation regarding work at height and depth, working hours, snares and poisons, contractors, subcontractors and their employees, as well as regarding the employment of youth. For the avoidance of doubt, the chapter includes a waiver of subrogation against the Landlord, the management company and any person on their behalf, but such waiver will not apply to the benefit of a person who caused the insurance event maliciously.

The insurance will include the following terms:

The above policy precedes any insurance that was taken out by the Landlord and/or the management company and the insurer waives any claim and/or demand regarding participation by the Landlord's insurance and/or the management company's insurance. Failure by the Tenant and/or anyone on its behalf to comply with the terms and conditions of the policy in good faith, will not prejudice the Landlord's rights and/or the rights of the management company to receive indemnification under the policy. The above policy will not be cancelled and will not be adversely affected during the insurance period unless written notice is given by registered mail to the Landlord and the management company at least 60 days in advance. The Tenant is solely liable for the payment of the insurance premiums for the above policy and bears the deductibles applicable under the said policy. The gross negligence exception is cancelled, but the cancellation of the said exception does not detract from the rights of the insurer and obligations of the Tenant under the Insurance Contract Law, 5741-1981.

Gornitzky & Co., Advocates; Draft for negotiation purposes only and subject to the landlord's comments; Not binding on the parties before it is signed by them; This draft does not constitute an offer or an acceptance

Appendix B2: Specification of Tenant's Permanent Insurance

The Tenant will take out and maintain insurance policies as detailed below, whose scope of coverage shall not be narrower than that provided under the “BIT” terms in effect at the time the insurance is taken out

1.          "Extended Fire Coverage" policy

Insuring the contents of the Premises, its glass, windows, glass partitions and glass doors, and any other property brought to the Premises and/or the building by or for the Tenant (including equipment, furniture, fixtures and inventory), and any alteration, improvement and addition to the Premises made or to be made by the Tenant or for it, at full value, against loss or damage due to the customary risks under extended fire coverage, including fire, smoke, lightning, explosion, earthquake, storm and tempest, flood, damage from fluids and rupture of pipes, glass breakage, damage by vehicles, damage by aircraft, riots, strikes, malicious damage and burglary. The policy includes a waiver by the insurer of subrogation against the Landlord, the management company (if there is one, hereinafter: “Management Company”) and anyone on their behalf, as well as against other lessees, tenants and right holders in the building: “Other Right Holders") where the property insurance of the Other Right Holders includes a corresponding clause regarding the waiver of subrogation against the Tenant or where an agreement conferring on such Other Right Holders rights in the building includes an exemption from liability in favor of the Tenant for loss or damage that might be caused to the property of Other Right Holders under an extended fire coverage policy; however, the said waiver will not apply to the benefit of a person who caused malicious damage.

2.          Third party liability insurance policy

Insuring the legal liability of the Tenant for bodily injury or property damage that might be caused to the body or property of any person or entity in the Premises, building or its surroundings, within the limits of liability provided below. The policy is not subject to limitation regarding liability arising from fire, explosion, panic, lifting devices,  loading and unloading, damaged sanitary facilities, poisoning, anything harmful in food or drink, strike and lockout, liability in respect of and to subcontractors (of any rank) and their employees, animals, as well as subrogation claims by the National Insurance Institute. The policy is extended to indemnify the Landlord and the management company for their liability as owners and managers of the Premises as well as for liability that may be imposed on either of them due to an act or omission by the Tenant or anyone on its behalf, subject to a cross liability clause according to which the insurance is deemed to have been taken out separately for each individual of the insured. Limit of liability: ILS .................................. per event and in aggregate under the policy (*).

(*)          The limit of liability will be an amount equal to ILS 14,000 multiplied by the area of the Premises, in sq.m., but not less than ILS 1,000,000 and not more than ILS 20,000,000 per event and in aggregate under the policy.

Gornitzky & Co., Advocates; Draft for negotiation purposes only and subject to the landlord's comments; Not binding on the parties before it is signed by them; This draft does not constitute an offer or an acceptance

3.          Workers’ compensation insurance policy

Insuring the Tenant's liability to its employees for bodily injury or occupational disease that may be caused to any of them while and due to their work in the Premises, the building and its surroundings, within a limit of liability of ILS 20,000,000 per claimant, per event and in aggregate under the policy. The policy does not include a limitation regarding work at height and depth, working hours, snares and poisons, as well as regarding the employment of youth. The policy is extended to indemnify the Landlord and the management company should it be argued, in the event of a work accident or any occupational disease, that either of them bears any employer liabilities towards any of the Tenant's employees. In addition, the policy includes a waiver of subrogation against the Landlord, the management company and anyone on their behalf; however, such waiver will not apply to the benefit of a person who caused the insurance event maliciously.

4.          Consequential loss insurance policy

Insuring losses of gross profits suffered by the Tenant due to loss or damage to the insured property under Section 1 above or to the Premises or the building structure, as a result of one of the risks listed in Section 1 above, for an indemnity period of 24 months. The policy includes a waiver by the insurer of subrogation against the Landlord, the management company and anyone on their behalf as well as against the other right holders where the consequential loss insurance of the other right holders includes a corresponding clause regarding waiver of subrogation against the Tenant or where an agreement conferring rights on such Other Right Holders includes an exemption from liability in favor of the Tenant from consequential loss to the Other Right Holders due to the customary risks in extended fire coverage, however such a waiver will not apply to the benefit of a person who caused malicious damage.

The insurances will include the following terms:

The above policies precede any insurance that was taken out by the Landlord and/or the management company and the insurer waives any claim and/or demand regarding participation by the Landlord's insurance and/or the management company's insurances. Failure by the Tenant and/or anyone on its behalf to comply with the terms and conditions of the policies in good faith, will not prejudice the Landlord's rights and/or the rights of the management company to receive indemnification under the policies. The above policies will not be cancelled and will not be adversely affected during the insurance period unless written notice is given by registered mail to the Landlord and the management company at least 60 days in advance. The Tenant is solely responsible for the payment of the insurance premiums for the above policies and bears the deductibles applicable under the said policies. The gross negligence exception is cancelled, but the cancellation of the said exception does not detract from the rights of the insurer and obligations of the Tenant under the Insurance Contract Law, 5741-1981.